04031349

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC RECEIVED PROCESSING
JUL 0 2 2004
WASH, D.C. 155 SECTION

Homestar Mortgage Acceptance Corp.
Exact Name of Registrant as Specified in Charter

0001257394
Registrant CIK Number

Form 8-K, July 1, 2004 Series 2004-3

333-116235

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HOMESTAR MORTGAGE ACCEPTANCE CORP.

By: Frank Plenskofski

Name: Frank Plenskofski

Title: VP/Treasurer

Dated: July 1, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	0

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this *report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should* review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. *A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.*

Term Sheet **Public Offering** **Date Prepared: June 25, 2004**

HOMESTAR
MORTGAGE SERVICES

Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-3*

Approximate Total Offered Size: $419,157,000

Home Star Mortgage Services, LLC
Seller and Servicer

Wells Fargo Home Mortgage, Inc.
Master Servicer

Homestar Mortgage Acceptance Corp.
Depositor

Tranche	Amount(1)	Int. Type / Class	Coupons	Ratings (S&P/Moody's)	WAL (Call/Mat)(2)
Class AV-1	$174,308,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.84 / 4.15 Yr
Class AV-2A	$37,676,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	0.70 / 0.70 Yr
Class AV-2B	$51,881,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	2.05 / 2.05 Yr
Class AV-2C	$84,751,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	6.34 / 6.97 Yr
Class AV-3	$38,736,000	Floating Rate / Senior	1m Libor + [ ]%	AAA/Aaa	3.84 / 4.15 Yr
Class M-1	$13,691,000	Floating Rate / Mezz	1m Libor + [ ]%	AA/Aa2	6.55 / 7.01 Yr
Class M-2	$10,321,000	Floating Rate / Mezz	1m Libor + [ ]%	A/A2	6.55 / 6.76 Yr
Class M-3	$2,528,000	Floating Rate / Mezz	1m Libor + [ ]%	A-/A3	6.36 / 6.36 Yr
Class M-4	$2,527,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB+/Baa1	5.93 / 5.93 Yr
Class M-5	$2,738,000	Floating Rate / Mezz	1m Libor + [ ]%	BBB/Baa2	4.72 / 4.72 Yr

(1) Certificate sizes are subject to change (+/- 5%).
(2) Calculated based on the Pricing Speed
*All numbers are preliminary and subject to change.

Transaction Overview:

Sole Manager:	**Citigroup Global Markets Inc.**	Expected Pricing Date:	June 28, 2004
Rating Agencies:	S&P / Moody's	Expected Settlement Date:	June 30, 2004
Trustee:	HSBC Bank USA		
Trust Administrator:	Wells Fargo Bank, N.A.		

For Further Information:

Mortgage Finance	MBS Trading	MBS Structuring
Joel Katz (212) 723-6508	Jim De Mare (212) 723-6217	Mike Leung (212) 723-6325
Ian Wesson (212) 723-6334	Matthew Cherwin (212) 723-6217	Adrian Wu (212) 723-6406

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. *Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments* should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Title of Securities:	Homestar Mortgage Acceptance Corp., Asset-Backed Pass-Through Certificates, Series 2004-3
Offered Certificates:	Class AV-1, Class AV-2A, Class AV-2B, Class AV-2C, Class AV-3, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
Non-Offered Certificates:	Class C, Class P and Class R Certificates
Class A Certificates:	Class AV-1, Class AV-2A, Class AV-2B, Class AV-2C and Class AV-3 Certificates
Class AV-2 Certificates:	Class AV-2A, Class AV-2B and Class AV-2C Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
Seller and Servicer:	Home Star Mortgage Services, LLC
Master Servicer:	Wells Fargo Home Mortgage, Inc
Subservicer (Alt-A Mortgage Loans):	Cenlar FSB
Subservicer (Subprime Mortgage Loans):	Option One Mortgage Corporation
Depositor:	Homestar Mortgage Acceptance Corporation
Trustee:	HSBC Bank USA
Trust Administrator:	Wells Fargo Bank, N.A.
Cap Provider:	TBD
Closing Date:	On or about June 30, 2004
Distribution Dates:	25th of each month, or if such day is not a business day, the next succeeding business day, commencing July 26, 2004
Cut-off Date:	June 1, 2004
Record Date:	For the Offered Certificates the business day preceding the Distribution Date
Master Servicing Fee:	The Master Servicing Fee for the Mortgage Loans will be 0.0125%.
Servicing Fee (Alt-A Mortgage Loans):	The Servicing Fee for the fixed rate Alt-A Mortgage Loans will be 0.250% and the Servicing Fee for the adjustable rate Alt-A Mortgage Loans will be 0.375%, provided that for any adjustable rate Alt-A Mortgage Loan that has an initial period during which its interest rate is fixed the Servicing Fee will equal 0.250% during the initial fixed rate period. On and after the first interest rate adjustment date, for any such Mortgage Loan, the Servicing Fee will equal 0.375%.
Servicing Fee (Subprime Mortgage Loans):	The Servicing Fee for the Subprime Mortgage Loans will be 0.500%.
Administrative Fees:	The Master Servicing Fee and the related Servicing Fees
Denomination:	$100,000 and multiples of $1 in excess thereof
SMMEA Eligibility:	The Offered Certificates (other than the Class M-2, Class M-3, Class M-4 and Class M-5 Certificates) will be SMMEA eligible.
ERISA Eligibility:	The Offered Certificates will be ERISA eligible.
Tax Status:	For Federal Income Tax Purposes, the Offered Certificates will represent ownership of REMIC regular interests and ownership interests in the Interest Rate Cap Agreement.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Interest Payment Delay: The Offered Certificates have a 0 day delay.

Day Count: The Offered Certificates are Actual/360.

Accrued Interest: 0 days. The Offered Certificates will settle flat.

Interest Accrual Period: For any Distribution Date will be the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

Structure: Floating-Rate Senior/Mezzanine/Overcollateralization Structure

Pricing Speed: 4% CPR growing to 18% CPR over 12 months for the fixed rate Mortgage Loans
10% CPR growing to 22% CPR over 12 months for the adjustable rate Mortgage Loans

Pass-Through Rate: The monthly Pass-Through Rate for the Offered Certificates on each Distribution Date will be the lesser of the Net WAC Rate and the following:

Class	Prior to Optional Termination Date	On or After Optional Termination Date
Class AV-1	1ml + [ ]	1ml + 2.0x [ ]
Class AV-2A	1ml + [ ]	1ml + 2.0x [ ]
Class AV-2B	1ml + [ ]	1ml + 2.0x [ ]
Class AV-2C	1ml + [ ]	1ml + 2.0x [ ]
Class AV-3	1ml + [ ]	1ml + 2.0x [ ]
Class M-1	1ml + [ ]	1ml + 1.5x [ ]
Class M-2	1ml + [ ]	1ml + 1.5x [ ]
Class M-3	1ml + [ ]	1ml + 1.5x [ ]
Class M-4	1ml + [ ]	1ml + 1.5x [ ]
Class M-5	1ml + [ ]	1ml + 1.5x [ ]

Net WAC Rate The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the aggregate Administrative Fee Rate. The Net WAC Rate is subject to an adjustment based on the actual number of days that have elapsed in the Interest Accrual Period.

Principal Payments for Class A Certificates: Prior to the Stepdown Date, the Class A Certificates will receive all principal collected on the related mortgage loans unless the Class A Certificates are paid to zero.

On or after the Stepdown Date and assuming no Trigger Event is in effect, principal paid to the Class A Certificates will be an amount such that the Class A Certificates will have approximately 16.10% of the current balance of the mortgage loans as credit enhancement (which is approximately 2x the initial target Senior Enhancement Percentage).

Principal Payments for Class M Certificates: The Class M Certificates will receive no principal payments before the Stepdown Date, unless the Class A Certificates are paid to zero. On or after the Stepdown Date and assuming no Trigger Event is in effect, principal will be shared among the Class M Certificates to maintain, in each case, approximately 2x their respective initial credit support.

Optional Termination: The Servicer will have the right to purchase all of the Mortgage Loans and REO properties in the mortgage pool once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Interest Carry Forward Amount: As of any Distribution Date the sum of:

(x) the excess, if any, of the interest accrued at the related Pass-Through Rate and any Interest Carry Forward Amount for the prior Distribution Date, over the amount in respect of interest actually distributed on each class on such prior Distribution Date and

(y) interest on such excess at the applicable Pass-Through Rate.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affilintes. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Basis Risk Shortfall Carry-Forward Amount: For any distribution date and a class of Class A or Class M Certificates the sum of, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate, (ii) the unpaid portion of any such amounts from the prior Distribution Date and (iii) accrued interest on the amounts described in clause (ii) at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate. The ratings on each class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carry-Forward Amount.

Excess Interest: Interest generated on the Mortgage Loans is expected to be more than the interest required to be distributed on the Offered Certificates, resulting in Excess Interest. Excess Interest to the extent it is not used for other required purposes, including to cover interest shortfalls on the Offered Certificates or to fund any Overcollateralization Increase Amount, will be distributable to the Class C Certificates.

Senior Enhancement Percentage: For any Distribution Date is the percentage obtained by dividing

(x) the sum of:

- (i) the aggregate Certificate Principal Balance of the Class M Certificates, before taking into account the distribution of the Principal Distribution Amount on such Distribution Date, and
- (ii) the Overcollateralization Amount, before taking into account the distribution of the Principal Distribution Amo unt on such Distribution Date by

(y) the outstanding principal balance as of the last day of the related Due Period.

Principal Remittance Amount: With respect to any Distribution Date, to the extent of funds available therefore as described herein, the amount equal to the sum (net of amounts reimbursable therefrom to the Master Servicer and the Servicer) of the following amounts with respect to the related Mortgage Loans and the immediately preceding Due Period: (i) each scheduled payment of principal on a mortgage loan due during such Due Period and received on or prior to the related Determination Date or advanced (by the Master Servicer or the Servicer as applicable) with respect thereto, (ii) all full and partial principal prepayments received during the related Prepayment Period, (iii) the liquidation proceeds (net of certain expenses) allocable to principal actually collected during the related Prepayment Period, (iv) the portion of the purchase price paid in connection with the repurchase of a mortgage loan allocable to principal of all repurchased mortgage loans with respect to such Prepayment Period, and (v) on the distribution date on which the trust is to be terminated in accordance with the pooling and servicing agreement, that portion of the termination price in respect of principal.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Principal Distribution Amount: On any Distribution Date, the lesser of (i) the outstanding principal balance of the Offered Certificates and (ii) the sum of the Principal Remittance Amount and any Excess Interest allocable to principal in order build to or maintain the Overcollateralization Target Amount.

Class A Principal Distribution Amount: Prior to the Stepdown Date or while a Trigger Event is in effect, the Class A Principal Distribution Amount will equal 100% of the Principal Distribution Amount unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero.

On or after the Stepdown Date, assuming a Trigger Event is not in effect, the Class A Principal Distribution Amount will equal the lesser of (i) the Principal Distribution Amount and (ii) the excess, if any, of the outstanding principal balance of the Class A Certificates over the lesser of (a) approximately 83.90% times the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (b) the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately 0.50% of the aggregate principal balance of the Mortgage Loans as of the cut-off date.

The remaining Principal Distribution Amount, if any, will be allocated to the Class M Certificates to maintain their respective Credit Enhancement Percentage.

All distributions of principal to the Class A Certificates on any Distribution Date will be allocated to the Class AV-1, Class AV-2, and Class AV-3 Certificates on a pro rata basis based on the Certificate Principal Balance of the Class AV-1 Certificates immediately prior to such Distribution Date, the aggregate of the Certificate Principal Balances of the Class AV-2 Certificates immediately prior to such Distribution Date, and the Certificate Principal Balance of the Class AV-3 Certificates immediately prior to such Distribution Date. Any distributions of principal allocated to the Class AV-2 Certificates will be distributed first to the Class AV-2A Certificates, until the Certificate Principal Balance of the Class AV-2A Certificates has been reduced to zero, second to the Class AV-2B Certificates, until the Certificate Principal Balance of the Class AV-2B Certificates has been reduced to zero, and third to the Class AV-2C Certificates until the Certificate Principal Balance of the Class AV-2C Certificates has been reduced to zero.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments until the Stepdown Date unless the Class A Certificates are paid to zero. In such case, the Class M Certificates will receive the remaining Principal Distribution Amount, sequentially in order of seniority until the certificate principal balance of each such class is reduced to zero. On or after the Stepdown Date (provided no Trigger Event is in effect), principal will be paid on the Class M Certificates, as follows:

(i) First, to the Class M-1 Certificates until approximately a 9.60% Credit Enhancement Percentage is reached (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

(ii) Then to the Class M-2 Certificates until approximately a 4.70% Credit Enhancement Percentage is reached (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

(iii) Then to the Class M-3 Certificates, until approximately a 3.50% Credit Enhancement Percentage is reached (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

(iv) Then to the Class M-4 Certificates, until approximately a 2.30% Credit Enhancement Percentage is reached (based on 2x the Class M-4 Initial Credit Enhancement Percentage), and

(v) Then to the Class M-5 Certificates, until approximately a 1.00% Credit Enhancement Percentage is reached (based on 2x the Class M-5 Initial Credit Enhancement Percentage).

On or after the Stepdown Date, if a Trigger Event is in effect, the Principal Distribution Amount will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Distributions:

A. Funds received with respect to interest will be applied as follows:

1. To the Master Servicer and the Servicer their respective Fees, accrued on the aggregate principal balance of the Mortgage Loans;
2. To the Class A Certificates to pay accrued interest and any related Interest Carry Forward Amount,
3. Sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, in that order, accrued interest for the applicable Distribution Date.

B. Available Funds not applied pursuant to A. above will be applied as follows:

1. To the Class A Certificates, the Class A Principal Distribution Amount.
2. To the Class M Certificates, in order of seniority, the respective Class M Principal Distribution Amount for the applicable Distribution Date.
3. To the Class AV-3 Certificates, any related Allocated Realized Loss Amount.
4. To the Class M Certificates, any related Interest Carry Forward Amounts.
5. To the Class M Certificates, any related Allocated Realized Loss Amount.
6. To the Class A Certificates and then sequentially to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates, in that order, any Basis Risk Shortfall Carry-Forward Amounts to the extent not covered by the Interest Rate Cap Agreement; and
7. To the holders of the C Certificates and the Class P Certificates, as provided in the Pooling and Servicing Agreement.
8. To the holder of the Class R Certificates, any remaining amount.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to net monthly excess cashflow, second, to the Class C Certificates by a reduction in the Overcollateralization Amount, third, to the Class M-5 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates, and seventh, to the Class M-1 Certificates. In the event that the certificate principal balance of the Class M Certificates is reduced to zero, then Realized Losses will be allocated to the Class AV-3 Certificates. Other than the Class AV-3 Certificates, there will be no allocation of realized losses to the Class A Certificates or the Class P Certificates.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Credit Enhancement:

Credit Enhancement will be provided by:

- Monthly Excess Interest
- Overcollateralization
- Subordination
  - Class A Certificates are senior to the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates
  - Class M Certificates with a higher numerical designation are subordinate to those Class M Certificates with a lower numerical designation

Initial Credit Support*		On or After Stepdown Date**	
Class	Percentage	Class	Percentage
Class A	8.05%	Class A	16.10%
Class M-1	4.80%	Class M-1	9.60%
Class M-2	2.35%	Class M-2	4.70%
Class M-3	1.75%	Class M-3	3.50%
Class M-4	1.15%	Class M-4	2.30%
Class M-5	0.50%	Class M-5	1.00%

**Approximate*

***Targeted*

Overcollateralization Amount:

With respect to any Distribution Date, the outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period less the aggregate Certificate Principal Balance of the Class A and Class M Certificates (after taking into account all distributions of principal on such Distribution Date).

Overcollateralization Increase Amount:

As of any Distribution Date, the excess, if any, of:

(x) the Overcollateralization Target Amount for such Distribution Date over

(y) the Overcollateralization Amount for such Distribution Date, calculated for this purpose after taking into account the reduction on such Distribution Date of the Certificate Principal Balances of all classes of Certificates from distributions of the Principal Remittance Amount, but prior to taking into account any Applied Realized Loss Amounts on such Distribution Date.

Overcollateralization Target Amount:

As of any Distribution Date, the Overcollateralization Target Amount is an amount equal to approximately 0.50% of the principal balance of the Mortgage Loans as of the cut-off date.

Interest Rate Cap Agreements:

On the Closing Date, the Trustee will enter into two separate Interest Rate Cap Agreements with the Interest Rate Cap Provider for the benefit of the Class A Certificates and Class M Certificates, respectively. The Interest Rate Cap Provider will be obligated to make monthly payments to the Trustee (based on a notional amount) when one-month LIBOR exceeds the strike rate for the related period. Such payments will be capped at their maximum amount when one-month LIBOR equals or exceeds the ceiling rate for the related period. The schedule containing the notional amounts is in the table on page 12.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Structure Summary

Stepdown Date: The earlier to occur of :

(x) the Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero, or

(y) the later to occur of:

- (i) the Distribution Date in July 2007 and
- (ii) the first Distribution Date on which the Senior Enhancement Percentage equals or exceeds approximately 16.10%

Trigger Event: On a Distribution Date, a Trigger Event will have occurred if:

(i) the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the initial Pool Balance exceeds the applicable percentages set forth below with respect to such Distribution Date.

Distribution Date	Percentage
July 2004 to June 2007	N/A
July 2007 to June 2008	1.10%
July 2008 to June 2009	1.50%
July 2009 to June 2010	1.75%
July 2010 and thereafter	1.85%

(ii) If the six-month rolling average of 60+ Day Delinquent Loans equals or exceeds 40% of the Senior Enhancement Percentage.

Mortgage Pool: The Mortgage Loans will consist of fixed and adjustable rate closed-end Alt-A and Subprime mortgage loans, which accrue interest on an actuarial basis and are secured by first lien mortgages on one-to four-family properties with an aggregate principal balance as of the Cut-off Date of approximately $421,264,272. There will be approximately 544 fixed rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $136,186,305 and approximately 1,115 adjustable rate Mortgage Loans with an aggregate principal balance as of the Cut-off Date of approximately $285,077,967. As of the Cut-off Date, approximately 91.31% of the Mortgage Loans were originated according to Homestar's "Five Star Series" underwriting guidelines (the "Alt-A Mortgage Loans") and the remaining approximately 8.69% of the Mortgage Loans were originated according to Homestar's "Contemporary Series" underwriting guidelines (the "Subprime Mortgage Loans").

Collateral Characteristics	Alt-A	Subprime
Avg. Balance	$256,433	$230,283
Coupon	5.439%	6.499%
Original LTV	74.34%	79.08%
FICO	703	642

Advances: The Servicer is required to advance scheduled principal and interest (net of the Servicing Fee) for any delinquent Mortgage Loan. However, the Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan. If the Servicer fails to make any such advance, the Master Servicer will advance any remaining amounts of scheduled principal and interest for any delinquent Mortgage Loan (net of the Master Servicing Fee). The Servicer and Master Servicer, as applicable, are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Prepayment Interest Shortfall: With respect to any Distribution Date, the aggregate shortfall, if any, in collections of interest resulting from mortgagor prepayments.

Compensating Interest: The Servicer is obligated to offset any Prepayment Interest Shortfall on any Distribution Date with Compensating Interest to the extent of its Servicing Fee for such Distribution Date.

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To 10% Optional Termination

Percent of Pricing Speed	0%	50%	**100%**	150%	200%
<u>Class AV-1</u>					
Avg. Life (yrs)	19.64	7.14	**3.84**	2.53	1.84
Window (mo)	1-343	1-212	**1-119**	1 - 77	1 - 56
Expected Final Mat.	Jan 2033	Feb 2022	**May 2014**	Nov 2010	Feb 2009
<u>Class AV-2A</u>					
Avg. Life (yrs)	9.28	1.18	**0.70**	0.52	0.41
Window (mo)	1-165	1 - 27	**1 - 15**	1 - 11	1 - 9
Expected Final Mat.	Mar 2018	Sep 2006	**Sep 2005**	May 2005	Mar 2005
<u>Class AV-2B</u>					
Avg. Life (yrs)	17.47	3.87	**2.05**	1.42	1.10
Window (mo)	165-250	27 - 69	**15 - 36**	11 - 24	9 - 18
Expected Final Mat.	Apr 2025	Mar 2010	**Jun 2007**	Jun 2006	Dec 2005
<u>Class AV-2C</u>					
Avg. Life (yrs)	25.58	11.80	**6.34**	4.11	2.93
Window (mo)	250-343	69-212	**36-119**	24 - 77	18 - 56
Expected Final Mat.	Jan 2033	Feb 2022	**May 2014**	Nov 2010	Feb 2009
<u>Class AV-3</u>					
Avg. Life (yrs)	19.64	7.14	**3.84**	2.53	1.84
Window (mo)	1-343	1-212	**1-119**	1 - 77	1 - 56
Expected Final Mat.	Jan 2033	Feb 2022	**May 2014**	Nov 2010	Feb 2009
<u>Class M-1</u>					
Avg. Life (yrs)	25.88	12.18	**6.55**	4.45	3.74
Window (mo)	257-343	75-212	**39-119**	38 - 77	39 - 56
Expected Final Mat.	Jan 2033	Feb 2022	**May 2014**	Nov 2010	Feb 2009
<u>Class M-2</u>					
Avg. Life (yrs)	25.88	12.18	**6.55**	4.43	3.63
Window (mo)	257-343	75-212	**39-119**	37 - 77	38 - 56
Expected Final Mat.	Jan 2033	Feb 2022	**May 2014**	Nov 2010	Feb 2009
<u>Class M-3</u>					
Avg. Life (yrs)	25.79	11.89	**6.36**	4.30	3.51
Window (mo)	257-341	75-207	**39-116**	37 - 75	37 - 54
Expected Final Mat.	Nov 2032	Sep 2021	**Feb 2014**	Sep 2010	Dec 2008
<u>Class M-4</u>					
Avg. Life (yrs)	25.55	11.22	**5.93**	4.02	3.28
Window (mo)	257-335	75-185	**39-101**	37 - 66	37 - 48
Expected Final Mat.	May 2032	Nov 2019	**Nov 2012**	Dec 2009	Jun 2008
<u>Class M-5</u>					
Avg. Life (yrs)	24.19	9.13	**4.72**	3.36	3.07
Window (mo)	257-321	75-152	**39 - 80**	37 - 53	37 - 38
Expected Final Mat.	Mar 2031	Feb 2017	**Feb 2011**	Nov 2008	Aug 2007

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Sensitivity Analysis – To Maturity

Percent of Pricing Speed	0%	50%	100%	150%	200%
Class AV-1					
Avg. Life (yrs)	19.70	7.54	**4.15**	2.75	1.99
Window (mo)	1-359	1-342	**1-250**	1-171	1-125
Expected Final Mat.	May 2034	Dec 2032	**Apr 2025**	Sep 2018	Nov 2014
Class AV-2A					
Avg. Life (yrs)	9.28	1.18	**0.70**	0.52	0.41
Window (mo)	1-165	1 - 27	**1 - 15**	1 - 11	1 - 9
Expected Final Mat.	Mar 2018	Sep 2006	**Sep 2005**	May 2005	Mar 2005
Class AV-2B					
Avg. Life (yrs)	17.47	3.87	**2.05**	1.42	1.10
Window (mo)	165-250	27 - 69	**15 - 36**	11 - 24	9 - 18
Expected Final Mat.	Apr 2025	Mar 2010	**Jun 2007**	Jun 2006	Dec 2005
Class AV-2C					
Avg. Life (yrs)	25.71	12.61	**6.97**	4.56	3.24
Window (mo)	250-359	69-342	**36-250**	24-171	18-125
Expected Final Mat.	May 2034	Dec 2032	**Apr 2025**	Sep 2018	Nov 2014
Class AV-3					
Avg. Life (yrs)	19.70	7.54	**4.15**	2.75	1.99
Window (mo)	1-359	1-342	**1-250**	1-171	1-125
Expected Final Mat.	May 2034	Dec 2032	**Apr 2025**	Sep 2018	Nov 2014
Class M-1					
Avg. Life (yrs)	25.99	12.83	**7.01**	4.78	3.96
Window (mo)	257-355	75-284	**39-172**	38-115	39 - 82
Expected Final Mat.	Jan 2034	Feb 2028	**Oct 2018**	Jan 2014	Apr 2011
Class M-2					
Avg. Life (yrs)	25.94	12.49	**6.76**	4.58	3.73
Window (mo)	257-351	75-255	**39-149**	37 - 98	38 - 71
Expected Final Mat.	Sep 2033	Sep 2025	**Nov 2016**	Aug 2012	May 2010
Class M-3					
Avg. Life (yrs)	25.79	11.89	**6.36**	4.30	3.51
Window (mo)	257-341	75-207	**39-116**	37 - 75	37 - 54
Expected Final Mat.	Nov 2032	Sep 2021	**Feb 2014**	Sep 2010	Dec 2008
Class M-4					
Avg. Life (yrs)	25.55	11.22	**5.93**	4.02	3.28
Window (mo)	257-335	75-185	**39-101**	37 - 66	37 - 48
Expected Final Mat.	May 2032	Nov 2019	**Nov 2012**	Dec 2009	Jun 2008
Class M-5					
Avg. Life (yrs)	24.19	9.13	**4.72**	3.36	3.07
Window (mo)	257-321	75-152	**39 - 80**	37 - 53	37 - 38
Expected Final Mat.	Mar 2031	Feb 2017	**Feb 2011**	Nov 2008	Aug 2007

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap - Static Indices

Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)	Pd	Net WAC Cap (%)
1	6.29	41	4.95	81	5.31
2	5.07	42	5.12	82	4.80
3	5.07	43	4.96	83	4.95
4	5.24	44	4.96	84	4.79
5	5.07	45	5.30	85	4.95
6	5.25	46	4.96	86	4.79
7	5.07	47	5.12	87	4.79
8	5.07	48	4.96	88	4.95
9	5.62	49	5.13	89	4.79
10	5.07	50	4.96	90	4.95
11	5.24	51	4.96	91	4.80
12	5.07	52	5.13	92	4.80
13	5.24	53	4.96	93	5.13
14	5.07	54	5.13	94	4.80
15	5.07	55	4.96	95	4.96
16	5.24	56	4.96	96	4.80
17	5.08	57	5.50	97	4.96
18	5.25	58	4.97	98	4.80
19	5.08	59	5.11	99	4.80
20	5.08	60	4.82	100	4.96
21	5.62	61	4.94	101	4.80
22	5.08	62	4.78	102	4.96
23	5.25	63	4.78	103	4.81
24	5.05	64	4.94	104	4.81
25	5.19	65	4.79	105	5.32
26	5.03	66	4.95	106	4.81
27	5.03	67	4.79	107	4.97
28	5.20	68	4.79	108	4.81
29	5.03	69	5.30	109	4.97
30	5.20	70	4.79	110	4.81
31	5.03	71	4.95	111	4.81
32	5.03	72	4.79	112	4.97
33	5.57	73	4.95	113	4.81
34	5.03	74	4.79	114	4.98
35	5.20	75	4.79	115	4.82
36	4.98	76	4.95	116	4.82
37	5.12	77	4.80	117	5.33
38	4.95	78	4.96	118	4.82
39	4.95	79	4.80	119	4.98
40	5.12	80	4.80		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 1.32%; 6-Month Libor; 1.88%
3. Fees Include the Master Servicing Fee and the respective Servicer Fees

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM *(or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities* referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Net WAC Cap - Indices @ 20%

Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)	Pd	Class A Net WAC Cap (%)	Class M Net WAC Cap (%)
1	10.01	10.01	41	10.01	10.01	81	10.01	10.01
2	10.01	10.01	42	10.01	10.01	82	10.01	10.01
3	10.01	10.01	43	10.02	10.01	83	10.01	10.02
4	10.00	10.01	44	10.01	10.01	84	10.01	10.01
5	10.00	10.01	45	10.01	10.01	85	10.01	10.00
6	10.01	10.01	46	10.01	10.01	86	10.01	10.01
7	10.01	10.01	47	10.01	10.01	87	10.01	10.01
8	10.01	10.01	48	10.01	10.01	88	10.01	10.01
9	10.00	10.01	49	10.01	10.01	89	10.01	10.00
10	10.01	10.01	50	10.01	10.01	90	10.01	10.01
11	10.01	10.01	51	10.01	10.01	91	10.01	10.01
12	10.02	10.02	52	10.01	10.00	92	10.01	10.01
13	10.00	10.01	53	10.01	10.01	93	10.01	10.01
14	10.01	10.01	54	10.01	10.01	94	10.01	10.01
15	10.01	10.01	55	10.01	10.01	95	10.01	10.02
16	10.01	10.02	56	10.01	10.01	96	10.01	10.01
17	10.00	10.01	57	10.01	10.01	97	10.01	10.01
18	10.01	10.01	58	10.01	10.01	98	10.01	10.00
19	10.01	10.01	59	10.01	10.00	99	10.01	10.01
20	10.01	10.01	60	10.01	10.01	100	10.01	10.01
21	10.01	10.01	61	10.01	10.01	101	10.01	10.00
22	10.01	10.01	62	10.01	10.01	102	10.01	10.01
23	10.01	10.02	63	10.01	10.01	103	10.01	10.01
24	10.01	10.01	64	10.01	10.01	104	10.01	10.01
25	10.00	10.01	65	10.01	10.01	105	10.01	10.00
26	10.01	10.02	66	10.01	10.01	106	10.01	10.01
27	10.02	10.02	67	10.01	10.01	107	10.01	10.01
28	10.01	10.01	68	10.01	10.01	108	10.01	10.02
29	10.00	10.01	69	10.01	10.02	109	10.01	10.01
30	10.00	10.01	70	10.01	10.01	110	10.01	10.01
31	10.01	10.02	71	10.01	10.01	111	10.01	10.01
32	10.01	10.02	72	10.01	10.01	112	10.01	10.01
33	10.01	10.01	73	10.01	10.01	113	10.01	10.00
34	10.02	10.02	74	10.01	10.00	114	10.01	10.01
35	10.01	10.01	75	10.01	10.01	115	10.01	10.01
36	10.01	10.01	76	10.01	10.00	116	10.01	10.01
37	10.01	10.01	77	10.01	10.01	117	10.01	10.01
38	10.01	10.01	78	10.01	10.01	118	10.01	10.01
39	10.01	10.02	79	10.01	10.01	119	10.01	10.01
40	10.01	10.02	80	10.01	10.01			

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Fees Include the Master Servicing Fee and the respective Servicer Fees
3. Proceeds from Interest Rate Caps Included

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Interest Rate Cap Schedules

Period	Class A Notional Schedule ($)	Class M Notional Schedule ($)	Period	Class A Notional Schedule ($)	Class M Notional Schedule ($)
1	387,352,000	31,805,000	61	114,852,027	19,933,007
2	383,835,898	31,805,000	62	112,598,055	19,500,466
3	379,911,842	31,805,000	63	110,388,046	19,076,362
4	375,586,202	31,805,000	64	108,221,140	18,660,530
5	370,866,593	31,805,000	65	106,096,498	18,252,808
6	365,761,861	31,805,000	66	104,013,340	17,853,046
7	360,282,072	31,805,000	67	101,970,843	17,461,088
8	354,438,592	31,805,000	68	99,968,184	17,076,775
9	348,243,794	31,805,000	69	98,004,584	16,699,957
10	341,711,220	31,805,000	70	96,079,281	16,330,488
11	334,855,941	31,805,000	71	94,191,529	15,968,226
12	327,723,973	31,805,000	72	92,340,596	15,613,029
13	320,616,919	31,805,000	73	90,525,769	15,264,761
14	313,649,381	31,805,000	74	88,746,339	14,923,286
15	306,818,578	31,805,000	75	87,001,616	14,588,471
16	300,121,820	31,805,000	76	85,290,924	14,260,186
17	293,556,473	31,805,000	77	83,613,600	13,938,305
18	287,119,952	31,805,000	78	81,968,993	13,622,703
19	280,809,724	31,805,000	79	80,356,466	13,313,256
20	274,623,305	31,805,000	80	78,775,394	13,009,846
21	268,558,262	31,805,000	81	77,225,163	12,712,354
22	262,612,208	31,805,000	82	75,705,173	12,420,666
23	256,782,873	31,805,000	83	74,214,835	12,134,668
24	251,069,164	31,805,000	84	72,754,065	11,854,344
25	245,475,381	31,805,000	85	71,321,815	11,579,493
26	239,993,047	31,805,000	86	69,917,496	11,310,002
27	234,618,039	31,805,000	87	68,540,565	11,045,767
28	229,348,250	31,805,000	88	67,190,488	10,786,685
29	224,181,633	31,805,000	89	65,866,743	10,532,656
30	219,116,422	31,805,000	90	64,568,834	10,283,586
31	214,152,059	31,805,000	91	63,296,241	10,039,373
32	209,285,238	31,805,000	92	62,048,472	9,799,924
33	204,513,632	31,805,000	93	60,825,042	9,565,146
34	199,835,372	31,805,000	94	59,625,478	9,334,948
35	195,248,694	31,805,000	95	58,449,315	9,109,240
36	190,750,636	31,805,000	96	57,296,099	8,887,936
37	186,343,620	31,805,000	97	56,165,382	8,670,950
38	182,023,480	31,805,000	98	55,056,726	8,458,197
39	177,787,784	31,805,000	99	53,969,703	8,249,596
40	174,131,125	31,308,756	100	52,903,891	8,045,065
41	170,714,968	30,653,191	101	51,858,878	7,844,526
42	167,365,903	30,010,500	102	50,834,259	7,647,900
43	164,083,419	29,380,586	103	49,829,637	7,455,111
44	160,865,306	28,763,026	104	48,844,623	7,266,085
45	157,710,059	28,157,529	105	47,878,836	7,080,749
46	154,616,447	27,563,860	106	46,931,901	6,899,031
47	151,583,267	26,981,788	107	46,003,452	6,720,860
48	148,609,512	26,411,120	108	45,093,129	6,546,168
49	145,694,259	25,851,679	109	44,200,580	6,374,886
50	142,836,022	25,303,178	110	43,325,458	6,206,949
51	140,033,602	24,765,390	111	42,467,425	6,042,291
52	137,285,907	24,238,103	112	41,626,149	5,880,849
53	134,591,869	23,721,113	113	40,801,303	5,722,560
54	131,950,505	23,214,231	114	39,992,568	5,567,363
55	129,360,855	22,717,273	115	39,199,631	5,415,197
56	126,821,791	22,230,023	116	38,422,184	5,266,003
57	124,332,302	21,752,286	117	37,659,926	5,119,725
58	121,891,421	21,283,877	118	36,912,561	4,976,305
59	119,498,197	20,824,614	119	36,179,801	4,835,687
60	117,151,327	20,374,246	120	35,460,642	4,697,679

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Excess Interest - Static Indices

Pd	Excess Interest (%)	Pd	Excess Interest (%)	Pd	Excess Interest (%)
1	3.69	41	3.08	81	3.17
2	3.32	42	3.15	82	2.98
3	3.32	43	3.08	83	3.04
4	3.38	44	3.09	84	2.97
5	3.31	45	3.22	85	3.04
6	3.38	46	3.09	86	2.98
7	3.31	47	3.16	87	2.98
8	3.30	48	3.09	88	3.04
9	3.49	49	3.16	89	2.98
10	3.30	50	3.10	90	3.05
11	3.36	51	3.10	91	2.99
12	3.29	52	3.17	92	2.99
13	3.35	53	3.10	93	3.12
14	3.28	54	3.17	94	3.00
15	3.28	55	3.11	95	3.07
16	3.34	56	3.11	96	3.01
17	3.27	57	3.30	97	3.07
18	3.33	58	3.11	98	3.01
19	3.27	59	3.16	99	3.02
20	3.27	60	2.97	100	3.08
21	3.46	61	2.99	101	3.02
22	3.26	62	2.93	102	3.09
23	3.33	63	2.93	103	3.03
24	3.23	64	3.00	104	3.03
25	3.26	65	2.93	105	3.22
26	3.20	66	3.00	106	3.04
27	3.19	67	2.94	107	3.11
28	3.26	68	2.94	108	3.05
29	3.19	69	3.14	109	3.11
30	3.25	70	2.94	110	3.05
31	3.18	71	3.01	111	3.06
32	3.18	72	2.95	112	3.12
33	3.37	73	3.02	113	3.06
34	3.17	74	2.96	114	3.13
35	3.23	75	2.96	115	3.07
36	3.11	76	3.02	116	3.08
37	3.15	77	2.96	117	3.26
38	3.08	78	3.03	118	3.08
39	3.08	79	2.97	119	3.15
40	3.15	80	2.97		

Assumptions:

1. Run at Pricing Speed and to 10% Optional Termination
2. Static Indices: 1-Month Libor; 1.32%; 6-Month Libor; 1.88%
3. Net WAC (30/360), Bond WAC (ACT/360), Excess (30/360)

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this* report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

HMAC 2004-3 BREAK-EVEN ANALYSIS

BREAKEVEN (1ST DOLLAR LOSS) Forwards				
Class	Breakeven CDR (%)	Cumulative Mortgage Loss (%)	Principal Window (mths)	WAL (yrs.)
M-1	5.00	7.54	141 - 338	14.88
M-2	3.06	4.91	164 - 342	16.84
M-3	2.59	4.22	223 - 339	21.36
M-4	2.13	3.53	227 - 342	21.68
M-5	1.75	2.94	226 - 315	21.36

Assumptions

1. Stepdown fail
2. 40% loss severity
3. 6 month lag
4. 1st dollar loss
5. Run at Pricing Speed
7. P&I Advance
8. Forward Curves as of 06/24/2004
9. Proceeds from the Interest Rate Cap Agreements Included
10. Certificates purchased at par

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this *report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should* review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Total Collateral Summary

Collateral statistics for the Mortgage Loans listed below are as of the Cutoff Date.

		Collateral Summary	Ranges (if applicable)
Total Number of Loans		1,659	
Total Outstanding Loan Balance		$421,264,272	
Average Loan Principal Balance		$253,927	$31,900 - $1,536,500
WA Coupon		5.532%	3.000% - 10.100%
WA Remaining Term (mo.)		354	119 - 360
WA Original LTV		74.75%	12.89% - 100.00%
WA FICO*		697	553 – 817
WA Seasoning (mo.)		1	0 - 7
Interest Only Loans		58.44%	
1st Liens		100.00%	
Loan Type			
ARM		67.67%	
Fixed		32.33%	
Geographic Distribution			
	CA	54.91%	
	GA	13.92%	
	NJ	8.77%	
ARM Characteristics			
Gross Margin		2.959%	1.875% - 8.240%
Initial Periodic Cap		3.627%	1.000% - 6.000%
Subsequent Periodic Cap		1.048%	1.000% - 2.000%
Lifetime Maximum Rate		10.833%	6.000% -15.500%
Lifetime Minimum Rate		2.959%	1.875% - 8.240%

*Zero Values Excluded

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

COLLATERAL TABLES – TOTAL POOL

Original Principal Balances of Mortgage Loans

Range ($)	Number of Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
25,000.01 - 50,000.00	14	$614,356.00	0.15%
50,000.01 - 75,000.00	63	4,030,088.00	0.96
75,000.01 - 100,000.00	131	11,707,977.00	2.78
100,000.01 - 125,000.00	163	18,400,087.00	4.36
125,000.01 - 150,000.00	151	20,755,749.20	4.92
150,000.01 - 175,000.00	124	20,227,341.00	4.80
175,000.01 - 200,000.00	130	24,669,590.00	5.85
200,000.01 - 225,000.00	112	23,960,618.00	5.68
225,000.01 - 250,000.00	122	29,085,141.00	6.90
250,000.01 - 275,000.00	93	24,521,566.00	5.82
275,000.01 - 300,000.00	79	22,872,525.00	5.43
300,000.01 - 333,700.00	111	35,232,543.00	8.36
333,700.01 - 350,000.00	28	9,554,400.00	2.27
350,000.01 - 500,000.00	202	83,655,226.00	19.84
500,000.01 -1,000,000.00	132	86,616,900.00	20.55
>1,000,000.00	4	5,676,500.00	1.35
Total:	**1,659**	**$421,580,607.20**	**100.00%**

Principal Balances of Mortgage Loans as of Cutoff Date

Range ($)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
25,000.01 - 50,000.00	14	$614,231.36	0.15%
50,000.01 - 75,000.00	63	4,026,431.10	0.96
75,000.01 - 100,000.00	131	11,702,331.09	2.78
100,000.01 - 125,000.00	163	18,392,342.29	4.37
125,000.01 - 150,000.00	151	20,747,526.97	4.93
150,000.01 - 175,000.00	124	20,214,934.64	4.80
175,000.01 - 200,000.00	130	24,657,011.49	5.85
200,000.01 - 225,000.00	113	24,159,560.24	5.74
225,000.01 - 250,000.00	122	29,070,657.48	6.90
250,000.01 - 275,000.00	94	24,785,727.06	5.88
275,000.01 - 300,000.00	78	22,588,582.04	5.36
300,000.01 - 333,700.00	111	35,241,506.47	8.37
333,700.01 - 350,000.00	27	9,212,069.11	2.19
350,000.01 - 500,000.00	202	83,611,879.47	19.85
500,000.01 -1,000,000.00	132	86,564,623.45	20.55
>1,000,000.00	4	5,674,858.16	1.35
Total:	**1,659**	**$421,264,272.42**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM *(or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.* In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Current Mortgage Rates of Mortgage Loans

Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
3.000 - 3.499	2	$679,900.00	0.16%
3.500 - 3.999	29	8,637,921.48	2.05
4.000 - 4.499	98	30,152,604.89	7.16
4.500 - 4.999	255	71,742,337.76	17.03
5.000 - 5.499	308	86,528,125.57	20.54
5.500 - 5.999	389	104,797,173.60	24.88
6.000 - 6.499	271	59,212,970.81	14.06
6.500 - 6.999	195	38,568,620.05	9.16
7.000 - 7.499	58	11,078,397.51	2.63
7.500 - 7.999	40	7,708,651.35	1.83
8.000 - 8.499	8	1,485,288.75	0.35
8.500 - 8.999	4	432,640.53	0.10
9.500 - 9.999	1	149,548.45	0.04
10.000 - 10.499	1	90,091.67	0.02
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Original Term to Maturity of Mortgage Loans

Original Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 180	37	$10,919,342.45	2.59%
181 - 240	7	1,625,213.78	0.39
241 - 360	1,615	408,719,716.19	97.02
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Stated Remaining Term to Maturity of Mortgage Loans

Remaining Term (mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
61 - 120	1	$141,507.25	0.03%
121 - 180	36	10,777,835.20	2.56
181 - 240	7	1,625,213.78	0.39
301 - 360	1,615	408,719,716.19	97.02
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Seasoning of Mortgage Loans

Seasoning(mos)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0 - 6	1,658	$421,089,227.72	99.96%
7 - 12	1	175,044.70	0.04
Total:	**1,659**	**$421,264,272.42**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this *report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should* review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Original Loan-to-Value Ratios of Mortgage Loans

Original LTVs (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
0.01 - 25.00	2	$249,323.82	0.06%
25.01 - 30.00	4	1,163,283.97	0.28
30.01 - 35.00	15	2,764,987.56	0.66
35.01 - 40.00	9	1,657,943.68	0.39
40.01 - 45.00	20	5,639,692.65	1.34
45.01 - 50.00	37	11,951,981.02	2.84
50.01 - 55.00	32	9,017,979.17	2.14
55.01 - 60.00	71	22,695,122.46	5.39
60.01 - 65.00	77	27,659,733.23	6.57
65.01 - 70.00	116	32,420,375.26	7.70
70.01 - 75.00	121	27,285,264.87	6.48
75.01 - 80.00	926	231,751,364.78	55.01
80.01 - 85.00	25	7,022,623.43	1.67
85.01 - 90.00	137	28,711,063.51	6.82
90.01 - 95.00	64	10,869,359.86	2.58
95.01 - 100.00	3	404,173.15	0.10
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Occupancy Status of Mortgage Loans

Occupancy Status	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Owner Occupied	1,198	$338,546,947.83	80.36%
Investor	415	70,641,867.62	16.77
Second Home	46	12,075,456.97	2.87
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Property Type of Mortgage Loans

Property Types	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Single Family	976	$254,565,616.39	60.43%
PUD	344	77,679,989.45	18.44
Two-Four Family	177	48,969,921.15	11.62
Condominium	162	40,048,745.43	9.51
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Loan Purpose of Mortgage Loans

Loan Purpose	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Purchase	915	$204,068,290.10	48.44%
Cashout Refinance	563	162,682,915.63	38.62
Rate/Term Refinance	181	54,513,066.69	12.94
Total:	**1,659**	**$421,264,272.42**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Document Type of Mortgage Loans

Document Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Stated Income	907	$238,331,621.32	56.58%
Full Documentation	471	113,029,675.65	26.83
No Documentation	281	69,902,975.45	16.59
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Product Type of Mortgage Loans

Product Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR ARM	92	$21,434,078.07	5.09%
2/6 Hybrid ARM	404	103,471,782.87	24.56
3/6 Hybrid ARM	225	59,240,172.75	14.06
5/6 Hybrid ARM	375	93,393,089.43	22.17
7/6 Hybrid ARM	17	6,470,044.17	1.54
10/6 Hybrid ARM	2	1,068,800.00	0.25
Fixed Rate	544	136,186,305.13	32.33
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Index Type of Mortgage Loans

Index Type	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Six Month LIBOR	1,115	$285,077,967.29	67.67%
Fixed Rate	544	136,186,305.13	32.33
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Geographical Distribution of Mortgages Loans

State	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
California	684	$231,332,282.96	54.91%
Georgia	333	58,648,258.26	13.92
New Jersey	150	36,932,022.12	8.77
New York	54	17,295,879.33	4.11
Florida	98	16,736,666.90	3.97
Massachusetts	30	10,200,011.09	2.42
Connecticut	23	5,086,581.91	1.21
Texas	42	4,753,130.69	1.13
Washington	16	4,605,926.70	1.09
Arizona	29	4,229,927.49	1.00
Other	200	31,443,584.97	7.46
Total:	**1,659**	**$421,264,272.42**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. *A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.*

Original Prepayment Penalty Term

Original Prepayment Penalty Term	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
No Penalty	632	$166,046,793.60	39.42%
6	51	17,049,959.29	4.05
12	142	39,036,964.82	9.27
24	329	79,081,269.47	18.77
36	278	62,856,249.93	14.92
60	227	57,193,035.31	13.58
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Fico Scores of Mortgage Loans

Fico Scores	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
Not Available	1	$66,750.00	0.02%
551 - 575	3	556,785.01	0.13
576 - 600	21	5,675,817.49	1.35
601 - 625	77	18,606,643.23	4.42
626 - 650	217	56,380,085.23	13.38
651 - 675	275	68,132,327.04	16.17
676 - 700	327	79,335,666.69	18.83
701 - 725	281	72,061,128.40	17.11
726 - 750	175	45,420,712.54	10.78
751 - 775	164	43,211,159.07	10.26
776 - 800	104	28,819,283.35	6.84
801 - 825	14	2,997,914.37	0.71
Total:	**1,659**	**$421,264,272.42**	**100.00%**

Margins of Adjustable Rate Mortgage Loans

Margins (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.500 - 1.999	1	$899,468.75	0.32%
2.000 - 2.499	302	79,553,326.39	27.91
2.500 - 2.999	591	149,450,716.53	52.42
3.000 - 3.499	101	26,240,248.56	9.20
3.500 - 3.999	1	220,215.39	0.08
4.000 - 4.499	3	1,335,871.35	0.47
4.500 - 4.999	11	2,601,896.52	0.91
5.000 - 5.499	25	6,103,040.30	2.14
5.500 - 5.999	17	3,558,343.02	1.25
6.000 - 6.499	32	7,450,447.98	2.61
6.500 - 6.999	19	5,251,837.44	1.84
7.000 - 7.499	8	1,661,443.76	0.58
7.500 - 7.999	3	524,823.07	0.18
8.000 - 8.499	1	226,288.23	0.08
Total:	**1,115**	**$285,077,967.29**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestarand its affiliates. Neither Homestarnor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should *review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility.* CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. *A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.*

Next Rate Change Dates of Adjustable Rate Mortgage Loans

Next Rate Change Dates	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
October 2004	2	$806,000.00	0.28%
November 2004	31	7,779,967.07	2.73
December 2004	59	12,848,111.00	4.51
November 2005	2	372,183.61	0.13
December 2005	3	830,992.83	0.29
January 2006	2	343,874.74	0.12
February 2006	3	522,379.61	0.18
March 2006	2	912,163.35	0.32
April 2006	19	6,015,351.88	2.11
May 2006	177	45,025,446.85	15.79
June 2006	196	49,449,390.00	17.35
March 2007	3	863,915.39	0.30
April 2007	40	10,731,783.43	3.76
May 2007	95	25,543,179.93	8.96
June 2007	87	22,101,294.00	7.75
January 2009	2	394,985.46	0.14
April 2009	61	17,982,647.02	6.31
May 2009	201	51,685,791.95	18.13
June 2009	111	23,329,665.00	8.18
March 2011	1	966,488.90	0.34
April 2011	6	2,463,649.43	0.86
May 2011	8	2,424,205.84	0.85
June 2011	2	615,700.00	0.22
June 2014	2	1,068,800.00	0.37
Total:	**1,115**	**$285,077,967.29**	**100.00%**

Maximum Mortgage Rates of Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
6.000 - 6.499	2	$551,500.00	0.19%
8.500 - 8.999	14	4,566,669.95	1.60
9.000 - 9.499	49	13,632,001.62	4.78
9.500 - 9.999	164	39,923,973.20	14.00
10.000 - 10.499	179	50,107,274.22	17.58
10.500 - 10.999	245	61,940,943.51	21.73
11.000 - 11.499	164	40,567,072.11	14.23
11.500 - 11.999	131	32,790,047.41	11.50
12.000 - 12.499	68	16,589,068.62	5.82
12.500 - 12.999	59	15,101,054.69	5.30
13.000 - 13.499	22	4,809,980.27	1.69
13.500 - 13.999	10	2,007,382.45	0.70
14.000 - 14.499	3	1,034,614.98	0.36
14.500 - 14.999	4	1,185,484.26	0.42
15.500 - 15.999	1	270,900.00	0.10
Total:	**1,115**	**$285,077,967.29**	**100.00%**

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGM") based on information with respect to the Mortgage Loans provided by Homestar and its affiliates. Neither Homestar nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. *The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement or Private Placement Memorandum and by any other information subsequently filed with the Securities and Exchange Commission ("SEC").* All assumptions and information in this report reflect CGM's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGM does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGM (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGM may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement. Finally, CGM has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGM strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus, Prospectus Supplement and Private Placement Memorandum may be obtained by contacting CGM's Mortgage Trading Desk at (212) 723-6217.

Minimum Mortgage Rates of Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.500 - 1.999	1	$899,468.75	0.32%
2.000 - 2.499	302	79,553,326.39	27.91
2.500 - 2.999	591	149,450,716.53	52.42
3.000 - 3.499	101	26,240,248.56	9.20
3.500 - 3.999	1	220,215.39	0.08
4.000 - 4.499	3	1,335,871.35	0.47
4.500 - 4.999	11	2,601,896.52	0.91
5.000 - 5.499	25	6,103,040.30	2.14
5.500 - 5.999	17	3,558,343.02	1.25
6.000 - 6.499	32	7,450,447.98	2.61
6.500 - 6.999	19	5,251,837.44	1.84
7.000 - 7.499	8	1,661,443.76	0.58
7.500 - 7.999	3	524,823.07	0.18
8.000 - 8.499	1	226,288.23	0.08
Total:	**1,115**	**$285,077,967.29**	**100.00%**

Initial Periodic Rate Caps of Adjustable Rate Mortgage Loans

Initial Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	91	$21,163,228.07	7.42%
2.000	3	422,183.61	0.15
2.750	2	316,507.26	0.11
3.000	619	159,698,364.75	56.02
5.000	351	88,805,435.89	31.15
6.000	49	14,672,247.71	5.15
Total:	**1,115**	**$285,077,967.29**	**100.00%**

Subsequent Periodic Rate Caps of Adjustable Rate Mortgage Loans

Subsequent Periodic Rate Caps (%)	Number of Loans	Aggregate Principal Balance as of Cut-off Date	% of Aggregate Principal Balance as of Cut-off Date
1.000	1,068	$271,474,519.58	95.23%
2.000	47	13,603,447.71	4.77
Total:	**1,115**	**$285,077,967.29**	**100.00%**